June 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey Gabor

Re: Naqi Logix Inc.

 Request for Acceleration of Offering Statement on Form 1-A/A (SEC File No. 024-11841)

Dear Mr. Gabor:

Naqi Logix Inc., a British Columbia corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement on Form 1-A/A to become qualified at 9:00AM Eastern Time on July 6, 2022, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Daniel D. Nauth at (416) 477-6031. Thank you for your assistance and cooperation.

Very truly yours,

NAQI LOGIX INC.

By: /s/ Mark Godsy

Name: Mark Godsy

Title: Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC